Exhibit 99.1

Unaudited Condensed Consolidated Interim Financial Statements of

NEXGEN ENERGY LTD.

March 31, 2020 and 2019

10

NEXGEN ENERGY LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION (Expressed in Canadian Dollars) (unaudited) As at
	Note	March 31, 2020	December 31, 2019
ASSETS
Current
Cash and cash equivalents		$43,942,030	$52,117,581
Amounts receivable		491,853	610,121
Prepaid expenses and other assets		624,989	734,310
		45,058,872	53,462,012
Non-current
Deposits		95,565	95,835
Exploration and evaluation assets	5	259,604,851	252,380,408
Equipment	8	9,284,890	7,587,659
		268,985,306	260,063,902
TOTAL ASSETS		$314,044,178	$313,525,914

LIABILITIES
Current
Accounts payable and accrued liabilities		$6,365,654	$3,998,313
Current portion of lease liabilities	6	765,495	558,960
Flow-through share premium liability	7	85,769	227,522
		7,216,918	4,784,795
Non-current
Deferred income tax liability		1,166,037	725,066
Long-term lease liabilities	6	3,852,004	2,086,007
Convertible debentures	9	116,499,810	119,581,192
		121,517,851	122,392,265
TOTAL LIABILITIES		128,734,769	127,177,060

EQUITY
Share capital	10	218,787,664	218,787,664
Reserves	10	53,479,155	51,559,201
Accumulated other comprehensive income (loss)		5,176,967	(2,247,226)
Accumulated deficit		(113,339,678)	(103,400,960)
		164,104,108	164,698,679
Non-controlling interests		21,205,301	21,650,175
TOTAL EQUITY		185,309,409	186,348,854

TOTAL LIABILITIES AND EQUITY		$314,044,178	$313,525,914

Nature of operations (Note 2)

Commitments (Note 6 & 7)

The accompanying notes are an integral part of the condensed consolidated interim financial statements

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on May 7, 2020

11

NEXGEN ENERGY LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS (PROFIT) AND COMPREHENSIVE LOSS (PROFIT) (Expressed in Canadian Dollars) (unaudited) For the three months ended

	Note	March 31, 2020	March 31, 2019

Salaries, benefits and directors’ fees	11	$1,011,297	$906,709
Office and administrative		595,109	561,508
Professional fees		617,523	734,503
Travel		168,999	273,192
Depreciation	8	535,701	588,662
Share-based payments	10, 11	1,677,698	2,442,373
Finance income		(184,924)	(606,207)
Rental Income		(7,576)	(7,576)
Mark to market loss (gain) on Convertible Debentures	9	7,088,745	(15,957,439)
Interest expense	9	3,026,026	2,991,375
Interest on lease liabilities	6	45,026	55,501
Foreign exchange loss (gain)		(1,741,003)	964,386
Loss (profit) from operations		$12,832,621	$(7,053,013)
Deferred income tax expense (recovery)		(2,446,715)	77,281
Loss (profit) for the period		$10,385,906	$(6,975,732)

Other Comprehensive Income
Change in fair value of Convertible Debentures attributable to the change in credit risk	9	(10,170,127)	—
Deferred income tax expense		2,745,934	—
Other comprehensive income		(7,424,193)	—
Total comprehensive loss (profit) for the period		$2,961,713	$(6,975,732)

The accompanying notes are an integral part of the condensed consolidated interim financial statements

12

NEXGEN ENERGY LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS (PROFIT) AND COMPREHENSIVE LOSS (PROFIT) (continued) (Expressed in Canadian Dollars) (unaudited) For the three months ended

	Note	March 31, 2020	Mach 31, 2019
Loss (profit) attributable to:
Shareholders of NexGen Energy Ltd.		$9,937,465	$(7,233,642)
Non-controlling interests in IsoEnergy Ltd.		448,441	257,910
Loss (profit) for the period		$10,385,906	$(6,975,732)

Total comprehensive loss (profit) attributable to:
Shareholders of NexGen Energy Ltd.		$2,513,272	$(7,233,642)
Non-controlling interests in IsoEnergy Ltd.		448,441	257,910
Total comprehensive loss (profit) for the period		$2,961,713	$(6,975,732)

Loss (profit) per common share attributable to the Company’s common shareholders Basic Loss (profit) per common share	16	$0.03	$(0.02)
Diluted Loss (profit) per common share	16	$0.03	$0.01

Weighted average number of common shares outstanding
Basic	16	360,250,571	351,660,160
Diluted	16	360,250,571	399,743,497

The accompanying notes are an integral part of the condensed consolidated interim financial statements

13

NEXGEN ENERGY LTD. CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Expressed in Canadian Dollars) (unaudited)

	Note	Number of Common Shares	Share Capital	Reserves	Accumulated Other Comprehensive Income (loss)	Accumulated Deficit	Non-controlling Interests	Total

Balance as at December 31, 2018		351,237,062	$208,711,135	$41,629,049	$97,675	$(85,143,089)	$16,631,820	$181,926,590
Exercise of options	10	858,333	1,739,641	(690,975)	—	—	—	1,048,666
Share-based payments	10	—	—	2,828,857	—	—	—	2,828,857
Impact of adopting IFRS 9		—	—	—	—	7,233,642	(257,910)	6,975,732
Balance as March 31, 2019		352,095,395	$210,450,776	$43,766,931	$97,675	$(77,909,447)	$16,373,910	$192,779,845

Balance at December 31, 2019		360,250,571	$218,787,664	$51,559,201	$(2,247,226)	$(103,400,960)	$21,650,175	$186,348,854
Exercise of warrants of subsidiary
to non-controlling interests		—	—	—	—	(1,253)	3,567	2,314
Share-based payments	10	—	—	1,919,954	—	—	—	1,919,954
Loss for the period		—	—	—	—	(9,937,465)	(448,441)	(10,385,906)
Other commprehensive loss		—	—	—	7,424,193	—	—	7,424,193
Balance as at March 31, 2020		360,250,571	$218,787,664	$53,479,155	$5,176,967	$(113,339,678)	$21,205,301	$185,309,409

The accompanying notes are an integral part of the condensed consolidated interim financial statements

14

NEXGEN ENERGY LTD. CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars) (unaudited) For the three months ended
	March 31, 2020	March 31, 2019
Cash flows (used in) from operating activities
Profit (loss) for the period	$(10,385,906)	$6,975,732
Items not involving cash:
Depreciation	535,701	588,662
Share-based payments	1,677,698	2,442,373
Unrealized foreign exchange loss (gain) on cash and cash equivalents	(1,906,209)	936,423
Deferred income tax expense (recovery)	(2,446,715)	77,281
Mark to market loss (gain) on convertible debentures	7,088,745	(15,957,439)
Interest expense	3,026,026	2,991,375
Accretion expense	45,026	55,501
Changes in non-cash working capital items:
Amounts receivable	118,268	(621,363)
Prepaid expenses	109,320	(323,364)
Deposits	270	394,873
Accounts payable and accrued liabilities	(74,612)	(2,150,419)
	(2,212,388)	(4,590,365)
Cash flows (used in) investing activities
Exploration and evaluation asset expenditures	(7,566,261)	(16,022,858)
Acquisition of equipment	(99,052)	(536,429)
	(7,665,313)	(16,559,287)
Cash flows (used in) from financing activities
Cash from exercise of options and warrants, net of share issuance costs	2,314	1,048,666
Payment of interest on lease liabilities	(45,026)	(55,501)
Payment of principal on lease liabilities	(161,347)	(112,667)
	(204,059)	880,498
Change in cash and cash equivalents	(10,081,760)	(20,269,154)
Cash and cash equivalents, beginning of period	52,117,581	125,059,189
Effect of exchange rate fluctuations on cash held	1,906,209	(936,423)
Cash and cash equivalents, end of period	$43,942,030	$103,853,612

Cash and cash equivalents consist of:
Cash	$43,942,030	$103,853,612
Cash equivalents	—	—

Cash and cash equivalents	$43,942,030	$103,853,612

Supplemental disclosure with respect to cash flows (Note 15)

The accompanying notes are an integral part of the condensed consolidated interim financial statements

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NEXGEN ENERGY LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (unaudited) FOR THE THREE MONTHS ENDED MARCH 31, 2020 & 2019

1.       REPORTING ENTITY

NexGen Energy Ltd. (“NexGen” or the “Company”) is an exploration and development stage entity engaged in the acquisition, exploration and evaluation and development of uranium properties in Canada. The Company was incorporated pursuant to the provisions of the British Columbia Business Corporations Act on March 8, 2011. The Company’s registered records office is located on the 25th Floor, 700 West Georgia Street, Vancouver, B.C., V7Y 1B3.

On April 19, 2013, the Company (as it was then called, Clermont Capital Inc. (“Clermont”)) completed its qualifying transaction, which was effected pursuant to an amalgamation agreement dated December 31, 2012 (the “Amalgamation Agreement”) amongst Clermont, 0957633 B.C. Ltd., a wholly owned subsidiary of Clermont, and NexGen Energy Ltd. (“Old NexGen”). Pursuant to the Amalgamation Agreement, the shareholders of Old NexGen were issued one common share of Clermont (on a post-share consolidation basis) for every one Old NexGen common share held immediately prior to the completion of the amalgamation. In connection with the Qualifying Transaction, Clermont also completed a consolidation of its common shares on a 2.35:1 basis and changed its name to “NexGen Energy Ltd.”. The Company’s acquisition of Old NexGen was accounted for as a reverse takeover.

The Company commenced trading on the TSX Venture Exchange (“TSX-V”) as a Tier 2 Issuer under the symbol “NXE” on April 23, 2013. On August 7, 2015, the Company became a Tier 1 Issuer. On July 15, 2016, NexGen graduated and commenced trading on the Toronto Stock Exchange (“TSX”) under its existing symbol. The Company’s common shares ceased trading on the OTCQX Best Market under the symbol “NXGEF” upon the commencement of trading on the NYSE American LLC (“NYSE American”) under the symbol “NXE” on May 17, 2017.

In February 2016, the Company incorporated four wholly owned subsidiaries: NXE Energy Royalty Ltd., NXE Energy SW1 Ltd., NXE Energy SW3 Ltd., and IsoEnergy Ltd. (collectively, the “Subsidiaries”). The Subsidiaries were incorporated to hold certain exploration assets of the Company. In the three months ended June 30, 2016, certain exploration and evaluation assets were transferred to each of IsoEnergy Ltd. (“IsoEnergy”), NXE Energy SW1 Ltd. and NXE Energy SW3 Ltd. (Note 5). Subsequent to the transfer, IsoEnergy shares were issued to third parties pursuant to external financings and listed its common shares on the TSX-V, with NexGen retaining 52.03% of IsoEnergy’s outstanding common shares as at March 31, 2020 (December 31, 2019 – 52.03%).

2.	NATURE OF OPERATIONS

As an exploration and development stage company, the Company does not have revenues and historically has recurring operating losses. As at March 31, 2020, the Company had an accumulated deficit of $113,339,678 and working capital of $37,841,954. The Company will be required to obtain additional funding in order to continue with the exploration and development of its mineral properties and to repay its convertible debentures (Note 9), if required.

The business of exploring for minerals and development of projects involves a high degree of risk. NexGen is an exploration and development company and is subject to risks and challenges similar to companies in a comparable stage. These risks include, but are not limited to, the challenges of securing adequate capital; development and operational risks inherent in the mining industry; changes in government policies and regulations; the ability to obtain the necessary environmental permits or, alternatively NexGen's ability to dispose of its exploration and evaluation assets on an advantageous basis; as well as global economic and uranium price volatility; all of which are uncertain.

In March 2020, the World Health Organization declared a global pandemic known as COVID-19 and governments around the world have enacted measures to combat the spread of the virus. The duration and impact of the COVID-19 outbreak is not known at this time but the risks to the Company may include, but are not limited to, delays in the previously disclosed timelines and activity levels associated with the Company’s feasibility study and environmental assessment and the ability to raise funds through debt and equity markets.

The underlying value of the exploration and evaluation assets is dependent upon the existence and economic recovery of mineral reserves and is subject to, but not limited to, the risks and challenges identified above. Changes in future conditions could require material write-downs of the carrying value of exploration and evaluation assets.

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NEXGEN ENERGY LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (unaudited) FOR THE THREE MONTHS ENDED MARCH 31, 2020 & 2019

3.       BASIS OF PRESENTATION

Statement of Compliance

These condensed consolidated interim financial statements for the three months ended March 31, 2020, including comparatives, have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. They do not include all of the information required by International Financial Reporting Standards (“IFRS”) for annual financial statements and should be read in conjunction with the Company’s consolidated financial statements as at and for the year ended December 31, 2019. Accordingly, accounting policies applied are the same as those applied in the Company’s annual financial statements. These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on May 7, 2020.

Basis of Presentation

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for certain financial instruments which have been measured at fair value, including the convertible debentures issued by the Company (Note 9). In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information. All monetary references expressed in these notes are references to Canadian dollar amounts (“$”), except as otherwise noted. These financial statements are presented in Canadian dollars, which is the functional currency of the Company and its subsidiaries.

Critical accounting judgments, estimates and assumptions

The preparation of the condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the condensed consolidated interim financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Uncertainty about these judgments, estimates and assumptions could result in a material adjustment to the carrying amount of the asset or liability affected in future periods. Significant areas of estimation and uncertainty are the same as those described in the Company’s 2019 annual financial statements.

Where the fair value of financial assets and financial liabilities recorded in the financial statements cannot be derived from active markets, their fair value is determined using valuation models. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

4.       SIGNIFICANT ACCOUNTING POLICIES

The accounting policies followed by the Company are set out in Note 4 to the audited financial statements for the year ended December 31, 2019 and have been consistently followed in the preparation of these condensed consolidated interim financial statements.

5.       EXPLORATION AND EVALUATION ASSETS

(a)	Rook I Property

The Rook I Project is located in Northern Saskatchewan, approximately 40 kilometres (km) east of the Saskatchewan – Alberta border, approximately 150 km north of the town of La Loche and 640 km northwest of the City of Saskatoon and consists of 32 contiguous mineral claims totalling 35,065 hectares.

The Rook I Project hosts the Arrow deposit discovered in February 2014, the Bow discovery in March 2015, the Harpoon discovery in August 2016 and the Arrow South discovery in July 2017. The Company released an updated mineral resource estimate and the results of a pre-feasibility study in November 2018, in each case, in respect of the Arrow deposit.

NexGen has a 100% interest in the claims subject only to: (i) a 2% net smelter return royalty (“NSR”); and (ii) a 10% production carried interest, in each case, only on claims S-113928 to S-113933 (the Arrow deposit is not located on any of these claims). The NSR may be reduced to 1% upon payment of $1 million. The 10% production carried interest provides for the owner to be carried to the date of commercial production.

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NEXGEN ENERGY LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (unaudited) FOR THE THREE MONTHS ENDED MARCH 31, 2020 & 2019

5.       EXPLORATION AND EVALUATION ASSETS (continued)

(b)	Other Athabasca Basin Properties

The Other Athabasca Basin Properties are a portfolio of early stage mineral properties in the Athabasca Basin. The properties are grouped geographically as “SW1”, “SW2” and “SW3”. The SW2 properties are held directly by NexGen. The SW1 and SW3 properties are held by NXE Energy SW1 Ltd. and NXE Energy SW3 Ltd., respectively, each a wholly owned subsidiary.

(c)	IsoEnergy Properties

The IsoEnergy Properties consist of (i) a 100% interest in the Radio Project, Saskatchewan (subject to a 2% net smelter return royalty and 2% gross overriding royalty); (ii) a 100% interest in the Thorburn Lake Project, Saskatchewan  (subject to a 1% net smelter return royalty and a 10% carried interest which can be reduced to 1% at the holder’s option upon completion of a bankable feasibility study); (iii) a 100% interest, in each of the Madison, 2Z, Carlson Creek and North Thorburn properties, Saskatchewan; (iv) a 100% interest in the Mountain Lake property, Nunavut; (v) a 100% interest in the Geiger property, Saskatchewan; (vi) a 100% interest in the Larocque East property, Saskatchewan that consists of 6 mineral claims constituting 3,200 hectares; and (vi) a portfolio of newly staked claims in Saskatchewan, all of which are early stage exploration properties.

The following is a summary of the capitalized costs on the projects described above.

	Rook I	Other Athabasca Basin Properties	IsoEnergy Properties	Total
	$	$	$	$
Acquisition costs:
Balance, December 31, 2019	235,077	1,457,607	26,635,775	28,328,459
Additions	—	—	31,198	31,198
Balance, March 31, 2020	235,077	1,457,607	26,666,973	28,359,657

Deferred exploration costs:
Balance, December 31, 2019	199,784,259	9,163,367	15,104,323	224,051,949
Additions:
Drilling	96,136	5,688	1,419,074	1,520,898
General exploration	548,654	—	244,980	793,634
Geological and geophysical	3,229,100	4,632	236,029	3,469,761
Labour and wages	844,374	—	246,186	1,090,560
Share-based payments (Note 10)	181,404	—	60,852	242,256
Travel	51,162	—	24,974	76,136
	4,950,830	10,320	2,232,095	7,193,245
Balance, March 31, 2020	204,735,089	9,173,687	17,336,418	231,245,194

Total costs, March 31, 2020	204,970,166	10,631,294	44,003,391	259,604,851

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NEXGEN ENERGY LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (unaudited) FOR THE THREE MONTHS ENDED MARCH 31, 2020 & 2019

5.       EXPLORATION AND EVALUATION ASSETS (continued)

	Rook I	Other Athabasca Basin Properties	IsoEnergy Properties	Total
	$	$	$	$
Acquisition costs:
Balance, December 31, 2018	235,077	1,457,607	26,622,545	28,315,229
Additions	—	—	14,077	14,077
Impairment	—	—	(847)	(847)
Balance, December 31, 2019	235,077	1,457,607	26,635,775	28,328,459

Deferred exploration costs:
Balance, December 31, 2018	148,658,925	6,530,533	10,623,907	165,813,365
Additions:
Drilling	17,596,099	1,508,527	1,921,903	21,026,529
General exploration	5,453,717	4,126	665,140	6,122,983
Geological and geophysical	19,859,997	1,042,071	844,448	21,746,516
Labour and wages	6,099,402	78,110	825,860	7,003,372
Share-based payments (Note 10)	1,227,604	—	98,474	1,326,078
Travel	888,515	—	138,098	1,026,613
Impairment	0	0	(13,507)	-13,507
	51,125,334	2,632,834	4,480,416	58,238,584
Balance, December 31, 2019	199,784,259	9,163,367	15,104,323	224,051,949

Total costs, December 31, 2019	200,019,336	10,620,974	41,740,098	252,380,408

6.       LEASES

Right-of-use asset summary:

	Office Lease Assets	Vehicle Lease Assets	Total Right-of-use Assets

Right-of-use assets balance, December 31, 2019	$1,986,747	$230,178	$2,216,925
Additions of right-of-use assets	2,108,713	—	2,108,713
Depreciation of right-of-use assets	(121,401)	(31,338)	(152,739)

Right-of-use assets balance, March 31, 2020	$3,974,059	$198,840	$4,172,899

Office and vehicle lease right-of-use assets are included in equipment in the office, furniture and leasehold improvements, and field equipment categories, respectively (Note 8).

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NEXGEN ENERGY LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (unaudited) FOR THE THREE MONTHS ENDED MARCH 31, 2020 & 2019

6.       LEASES (continued)

Lease obligation adoption summary:

	Three months ended	Year ended
	March 31, 2020	December 31, 2019

Balance, beginning of the period	$2,644,967	$3,222,380
Additions to lease liabilities	2,133,879	—
Interest on lease liabilities	45,026	206,986
Lease payments	(206,373)	(784,399)

Balance, end of the period	$4,617,499	$2,644,967
Less: Current portion	(765,495)	(558,960)
Balance, end of the period	$3,852,004	$2,086,007

The leases are for office space and vehicle leases that extend to 2025 and 2022, respectively. The discount rates applied to the leases for office spaces and vehicles are 7.50% and 6.74%, respectively. In addition to the lease payments the Company pays $422,185 annually related to operating costs and realty taxes of the leased office spaces. The amount is reassessed annually based on actual costs incurred.

Minimum future lease payments relating to the leased asset are as follows:

2020	1,237,841
2021	1,539,895
2022	1,427,490
2023	1,387,003
2024	1,359,193
2025	1,298,212
Total	$ 8,249,634

In addition to the leased asset above the Company engages drilling companies to carry out its drilling programs on its exploration and evaluation properties. The drilling companies provide all required equipment for these drilling programs. These contracts are short-term in nature and the Company has elected not to recognize right-of-use assets and associated lease liabilities in respect to these contracts but rather to recognize lease payments associated with these leases as incurred over the lease term. Payments to the drilling companies in the period ended March 31, 2020 were $1,331,366.

7.       COMMITMENTS

Flow-through expenditures:

IsoEnergy has raised funds through the issuance of flow-through shares. Based on Canadian tax law, IsoEnergy is required to spend this amount on eligible exploration expenditures by December 31 of the year after the year in which the shares were issued.

The premium paid for a flow-through share, which is the price paid for the share over the market price of the share, is recorded as a flow-through share premium liability. This liability is subsequently reduced when the required exploration expenditures are made, and accordingly, a recovery of flow-through premium is then recorded as a reduction in the deferred tax expense.

As of March 31, 2020, IsoEnergy is obligated to spend $1,286,000 on eligible exploration expenditures by December 31, 2020. As the commitment is satisfied, the remaining balance of the flow-through premium liability will be recognized as income.

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NEXGEN ENERGY LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (unaudited) FOR THE THREE MONTHS ENDED MARCH 31, 2020 & 2019

7.       COMMITMENTS (continued)

A continuity of the flow-through share premium liability is as follows:

	Three months ended	Year ended
	March 31, 2020	December 31, 2019

Balance, beginning of the period	$227,522	$550,392
Liability incurred on flow-through shares issued	—	233,340
Settlement of flow-through share liability on expenditure made	(141,753)	(556,210)

Balance, end of the period	$85,769	$227,522

8.       EQUIPMENT

	Computing Equipment	Software	Field Equipment	Office, Furniture and Leasehold Improvements	Road	Total

Cost

Balance at December 31, 2018	$305,449	$750,014	$6,498,041	$231,857	$2,079,395	$9,864,756
Assets recognized on adoption
of IFRS 16	—	—	354,163	2,472,349	—	2,826,512
Additions	111,281	189,171	38,841	302,475	—	641,768
Balance at December 31, 2019	416,730	939,185	6,891,045	3,006,681	2,079,395	13,333,036
Additions	9,191	91,313	948	2,133,878	—	2,235,330
Balance at March 31, 2020	$425,921	$1,030,498	$6,891,993	$5,140,559	$2,079,395	$15,568,366

Accumulated Depreciation

Balance at December 31, 2018	$207,626	$416,132	$1,921,484	$135,728	$672,007	$3,352,977
Depreciation	84,405	235,159	1,042,981	574,357	455,498	2,392,400
Balance at December 31, 2019	292,031	651,291	2,964,465	710,085	1,127,505	5,745,377
Depreciation	17,778	46,421	216,082	143,944	113,874	538,099
Balance at March 31, 2020	$309,809	$697,712	$3,180,547	$854,029	$1,241,379	$6,283,476

Net book value:
At December 31, 2019	$124,699	$287,894	$3,926,580	$2,296,596	$951,890	$7,587,659
At March 31, 2020	$116,112	$332,786	$3,711,446	$4,286,530	$838,016	$9,284,890

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NEXGEN ENERGY LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (unaudited) FOR THE THREE MONTHS ENDED MARCH 31, 2020 & 2019

9.       CONVERTIBLE DEBENTURES

	March 31, 2020	December 31, 2019
2016 Debentures (a)	$58,580,344	$61,149,632
2017 Debentures (b)	57,919,466	58,431,560
Convertible Debentures	$116,499,810	$119,581,192

The fair value of the Debentures decreased from $119,581,192 on December 31, 2019 to $116,499,810 at March 31, 2020, resulting in a gain of $3,081,382 for the three-month period ended March 31, 2020. This gain for the three-month period ended March 31, 2020 was bifurcated with the amount of the change in fair value of the convertible debentures attributable to changes in the credit risk of the liability recognized in other comprehensive income (gain of $10,170,127) and the remaining amount recognized in loss for the period (loss of $7,088,745).

(a)	2016 Debentures

On June 10, 2016, the Company issued US$60 million principal amount of convertible debentures (the “2016 Debentures”) which were determined to be a hybrid financial instrument comprised of the host debt contract and multiple embedded derivatives. The Company received gross proceeds of $76,416,000 (US$60 million) and net proceeds of $72,363,602 (US$56,852,383) after deducting $4,052,398 (US$3,147,617) in transaction costs from the issue of the 2016 Debentures. A 3% establishment fee of $2,292,480 (US$1.8 million) was also paid to the debenture holders through the issuance of 1,005,586 common shares. The fair value of the 2016 Debentures on issuance date was determined to be $74,123,520 (US$58.2 million).

Pursuant to an amended and restated trust indenture dated July 21, 2017, the maturity date of the 2016 Debentures was extended to July 22, 2022.

The fair value of the 2016 Debentures decreased from $61,149,632 (US$47,081,639) on December 31, 2019 to $58,580,344 (US$41,291,566) at March 31, 2020, resulting in a gain of $2,569,288 (US$5,790,073) for the three-month period ended March 31, 2020. This gain, combined with the gain on the 2017 Debentures (see Note 9(b)) for the period ended March 31, 2020 was bifurcated with the amount of the change in fair value of the convertible debentures attributable to changes in the credit risk of the liability recognized in other comprehensive income and the remaining amount recognized in loss for the period.

	March 31, 2020	December 31, 2019
Fair value of 2016 Debentures, beginning of year	$61,149,632	$72,481,375
Fair value adjustment during the period	(2,569,288)	(11,331,743)
Interest payable	1,596,038	344,903
2016 Debentures and interest payable	$60,176,382	$61,494,535
Less: interest payable included in accounts payable & accrued liabilities	(1,596,038)	(344,903)
2016 Debentures, end of period	$58,580,344	$61,149,632

The 2016 Debentures were valued using a convertible bond pricing model based on a system of two coupled Black-Scholes equations where the debt and equity components are separately valued based on different default risks and assumptions.

The inputs used in the 2016 Debentures pricing model as at March 31, 2020 and December 31, 2019 are as follows:

	March 31, 2020	December 31, 2019
Volatility	43.00%	38.00%
Expected life in years	2.31 years	2.56 years
Risk free interest rate	1.46%	1.69%
Expected dividend yield	0%	0%
Credit spread	29.10%	23.96%
Underlying share price of the Company	$1.08	$1.67
Conversion exercise price	US$2.3261	US$2.3261
Exchange rate (C$:US$)	$0.7049	$0.7699

22

NEXGEN ENERGY LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (unaudited) FOR THE THREE MONTHS ENDED MARCH 31, 2020 & 2019

9. CONVERTIBLE DEBENTURES (continued)

(b)	2017 Debentures

On July 21, 2017, the Company issued US$60 million principal amount of convertible debentures (the “2017 Debentures”) which were also determined to be a hybrid financial instrument comprised of the host debt contract and multiple embedded derivatives. The Company received gross proceeds of $75,294,000 (US$60 million) and net proceeds of $72,482,854 (US$57,759,864) after deducting $2,811,146 (US$2,240,136) in transaction costs from the issue of the 2017 Debentures. A 3% establishment fee of $2,258,820 (US$1.8 million) was also paid to the debenture holders through the issuance of 869,271 common shares. The fair value of the 2017 Debentures on issuance date was determined to be $73,035,180 (US$58,200,000).

The fair value of the 2017 Debentures decreased from $58,431,560 (US$44,988,882) on December 31, 2019 to $57,919,466 (US$40,825,732) at March 31, 2020, resulting in a gain of $512,094 (US$4,163,150) for the three-month period ended March 31, 2020. This gain, combined with the gain on the 2016 Debentures (see Note 9(a)) for the period ended March 31, 2020 was bifurcated with the amount of the change in fair value of the convertible debentures attributable to changes in the credit risk of the liability recognized in other comprehensive income and the remaining amount recognized in loss for the period.

	March 31, 2020	December 31, 2019
Fair value of 2017 Debentures, beginning of year	$58,431,560	$65,709,509
Fair value adjustment during the period	(512,094)	(7,277,949)
Interest payable	1,596,038	344,903
2017 Debentures and interest payable	$59,515,504	$58,776,463
Less: interest payable included in accounts payable & accrued liabilities	(1,596,038)	(344,903)
2017 Debentures, end of period	$57,919,466	$58,431,560

The 2017 Debentures were valued using a convertible bond pricing model based on a system of two coupled Black-Scholes equations where the debt and equity components are separately valued based on different default risks and assumptions.

The inputs used in the 2017 Debentures pricing model as at March 31, 2020 and December 31, 2019 are as follows:

	March 31, 2020	December 31, 2019
Volatility	43.00%	38.00%
Expected life in years	2.31 years	2.56 years
Risk free interest rate	1.46%	1.69%
Expected dividend yield	0%	0%
Credit spread	29.10%	23.96%
Underlying share price of the Company	$1.08	$1.67
Conversion exercise price	US$2.6919	US$2.6919
Exchange rate (C$:US$)	$0.7049	$0.7699

General Terms

At inception, for each of the 2016 Debentures and 2017 Debentures (collectively, the “Convertible Debentures”), the Company made an irrevocable election to designate the Convertible Debentures as a financial liability at fair value through profit or loss. At their respective initial recognition date, the entire convertible instrument was measured at fair value with associated transaction costs expensed as incurred. Subsequent to initial recognition, the convertible financial instrument is marked to market at each financial reporting date and any change in fair value is recognized in profit or loss with the exception that the change in fair value that is attributable to change in credit risk is presented in other comprehensive income.

The Convertible Debentures bear interest at a rate of 7.5% per annum, payable semi-annually in US dollars on June 10 and December 10 in each year. Two thirds of the interest (equal to 5% per annum) is payable in cash and one third of the interest (equal to 2.5% per annum) is payable, subject to any required regulatory approval, in common shares of the Company, using the volume-weighted average trading price (“VWAP”) of the common shares on the exchange or market that has the greatest trading volume in the Company’s common shares for the 20 consecutive trading days ending three trading days preceding the date on which such interest payment is due. For this purpose, the VWAP shall be converted into US dollars on each of the 20 days in the period, using the indicative rate of exchange for such currency as reported by the Bank of Canada.

23

NEXGEN ENERGY LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (unaudited) FOR THE THREE MONTHS ENDED MARCH 31, 2020 & 2019

9.       CONVERTIBLE DEBENTURES (continued)

The 2016 Debentures and 2017 Debentures are convertible, from time to time, into common shares of the Company at the option of the debenture holders at any time prior to maturity at a price per common share of US$2.3261 and US$2.6919, respectively (the “Conversion Price”).

The 2016 Debentures and 2017 Debentures are not redeemable by the Company prior to June 10, 2019 and July 21, 2020, respectively. On or after June 10, 2019 and July 21, 2020 and prior to July 22, 2022, the 2016 Debentures and 2017 Debentures, respectively, may be redeemed by the Company, in whole or in part, at any time that the 20-day VWAP of the common shares exceeds 130% of the Conversion Price, on not less than 30 days’ prior notice to the debenture holders. For this purpose, the VWAP shall be converted into US dollars on each of the 20 days in the period, using the indicative rate of exchange for such currency as reported by the Bank of Canada.

Upon completion of a change of control (which includes in the case of the holders’ right to redeem the Convertible Debentures, a change in the Chief Executive Officer of the Company), the holders of the Convertible Debentures or the Company may require the Company to purchase or the holders to redeem, as the case may be, any outstanding Convertible Debentures in cash at: (i) on or prior to June 10, 2019 and July 21, 2020 for the 2016 Debentures and 2017 Debentures, respectively, 130% of the principal amount; and (ii) at any time thereafter, 115% of the principal amount, in each case plus accrued but unpaid interest, if any. In addition, upon the public announcement of a change of control that is supported by the Board, the Company may require the holders of the Convertible Debentures to convert the Convertible Debentures into common shares at the Conversion Price provided the consideration payable upon the change of control exceeds the Conversion Price and is payable in cash.

A “change of control” of the Company is defined as consisting of: (a) the acquisition by a person or group of persons acting jointly or in concert of voting control or direction over 50% or more of the Company’s outstanding common shares; (b) the amalgamation, consolidation or merger of the Company with or into another entity as a result of which the holders of the common shares immediately prior to such transaction, directly or indirectly, hold less than 50% of voting control or direction over the entity carrying on the business of the Company following such transaction; (c) the sale, assignment, transfer or other disposition of all or substantially all of the property or assets of the Company to another entity in which the holders of the common shares immediately prior to such transaction, directly or indirectly, hold less than 50% of voting control or direction over the other entity following such transaction; or (d) the removal by resolution of the shareholders of the Company, of more than 51% of the then incumbent directors of the Company which removal has not been recommended in the Company’s management information circular, or the failure to elect to the Company’s board of directors a majority of the directors proposed for election by management in the Company’s management information circular.

10.     SHARE CAPITAL AND RESERVES

Authorized Capital - Unlimited number of common shares with no par value and unlimited number of preferred shares.

Issued

There were no shares issued for the three months ended March 31, 2020.

For the period ended March 31, 2019:

(a)	During the three months ended March 31, 2019, the Company issued a total of 858,333 common shares on the exercise of 150,000 options at a price of $0.46, 50,000 options at a price of $0.50, 325,000 options at a price of $0.64 and 333,333 options at a price of $ 2.24 for total proceeds of $1,048,666. As a result of the exercises, $690,975 was reclassified from reserves to share capital.

Stock Options

Pursuant to the Company’s stock option plan, directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company, enabling them to acquire up to 20% of the issued and outstanding common shares of the Company.

24

NEXGEN ENERGY LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (unaudited) FOR THE THREE MONTHS ENDED MARCH 31, 2020 & 2019

10.       SHARE CAPITAL AND RESERVES (continued)

The options can be granted for a maximum term of 10 years and are subject to vesting provisions as determined by the Board of Directors of the Company.

Stock option transactions and the number of stock options are summarized as follows:

	Number of Stock Options	Weighted Average Exercise Price
Outstanding at December 31, 2018	36,237,148	$1.98
Granted	9,438,679	1.79
Exercised	(6,783,333)	0.58
Forfeited	(2,274,999)	2.77
Outstanding at December 31, 2019	36,617,495	$2.14
Outstanding at March 31, 2020	36,617,495	$2.14
Number of options exercisable	27,956,486	$2.17

As at March 31, 2020, the Company has stock options outstanding and exercisable as follows:

Number of Options	Number Exercisable	Exercise Price	Remaining Contractual Life (Years)	Expiry Date

50,000	50,000	$0.500	0.08	April 30, 2020
100,000	100,000	$0.640	0.08	April 30, 2020
25,000	25,000	$2.650	0.08	April 30, 2020
25,000	25,000	$2.240	0.08	April 30, 2020
25,000	25,000	$3.390	0.08	April 30, 2020
2,800,000	2,800,000	$0.500	0.16	May 27, 2020
100,000	100,000	$3.390	0.16	May 29, 2020
1,000,000	1,000,000	$2.930	0.67	November 29, 2020
500,000	333,334	$2.850	0.67	November 29, 2020
166,667	166,667	$2.410	0.67	November 29, 2020
166,667	83,333	$1.920	0.67	November 29, 2020
3,150,000	3,150,000	$0.640	0.71	December 16, 2020
250,000	250,000	$2.690	1.19	June 8, 2021
4,400,000	4,400,000	$2.650	1.23	June 23, 2021
2,725,000	2,725,000	$2.240	1.71	December 15, 2021
250,000	250,000	$3.110	2.06	April 22, 2022
125,000	125,000	$2.930	2.62	November 13, 2022
3,600,000	3,600,000	$3.390	2.71	December 14, 2022
475,000	316,666	$2.390	3.04	April 13, 2023
4,025,000	2,683,333	$2.850	3.19	June 8, 2023
100,000	66,667	$2.660	3.22	June 20, 2023
720,482	520,482	$2.490	3.39	August 21, 2023
2,800,000	1,866,664	$2.410	3.75	December 31, 2023
500,000	333,333	$2.270	3.98	March 21, 2024
250,000	166,667	$2.220	3.99	March 27, 2024
3,800,000	1,266,667	$1.920	4.20	June 12, 2024
188,679	94,340	$1.590	4.38	August 16, 2024
4,300,000	1,433,333	$1.590	4.74	December 24, 2024
36,617,495	27,956,486

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NEXGEN ENERGY LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (unaudited) FOR THE THREE MONTHS ENDED MARCH 31, 2020 & 2019

10.       SHARE CAPITAL AND RESERVES (continued)

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options granted. The model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. The following weighted average assumptions were used to estimate the weighted average grant date fair values for the three-month period March 31, 2019:

March 31, 2019
Expected stock price volatility	65.60%
Expected life of options	5.00 years
Risk free interest rate	1.81%
Expected forfeitures	0%
Expected dividend yield	0%
Weighted average fair value per option granted in period	$1.26

Share-based payments for options vested for the three months ended March 31, 2020 amounted to $1,919,954 (2019 – $2,828,857) of which $1,677,698 (2019 – $2,442,373) was expensed to the statement of loss and comprehensive loss and $242,256 (2019 - $386,484) was capitalized to exploration and evaluation assets (Note 5).

11.       RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors, corporate officers and related companies.

Remuneration attributed to key management personnel can be summarized as follows:

	For the three months ended
	March 31, 2020	March 31, 2019
Short-term compensation(1)	$883,182	$778,807
Share-based payments (stock options)(2)	1,290,733	2,196,201
Consulting fees(3)	43,332	—
	$2,217,247	$2,975,008

(1) Short-term compensation to key management personnel for the three months ended March 31, 2020 amounted to $883,182 (2019 - $778,807) of which $594,580 (2019 - $593,602) was expensed and included in salaries, benefits and directors’ fees on the statement of loss and comprehensive loss. The remaining $288,602 (2019 - $185,205) was capitalized to exploration and evaluation assets.

(2) Share-based payments to key management personnel for the three months ended March 31, 2020 amounted to $1,290,733 (2019 - $2,196,201) of which $1,219,300 (2019 - $2,162,257) was expensed and $71,433 (2019 - $33,944) was capitalized to exploration and evaluation assets.

(3) The Company used consulting services from a company associated with one of its directors in relation to advice on corporate matters for the three months ended March 31, 2020 amounting to $43,332 (2019 - $nil).

As at March 31, 2020, there was $77,832 (December 31, 2019 - $99,999) included in accounts payable and accrued liabilities owing to its directors and officers for compensation.

12.        CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and evaluation of assets. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain the future development of the business.

In the management of capital, the Company considers all components of equity and debt and is dependent on third party financing, whether through debt, equity, or other means. Although the Company has been successful in raising funds to date, there is no assurance that the Company will be successful in obtaining required financing in the future or that such financing will be available on terms acceptable to the Company.

The properties in which the Company currently has an interest are in the exploration and development stage. As such the Company has historically relied on the equity markets and convertible debt to fund its activities. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it determines that there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

26

NEXGEN ENERGY LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (unaudited) FOR THE THREE MONTHS ENDED MARCH 31, 2020 & 2019

12.        CAPITAL MANAGEMENT (continued)

Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the period.

13.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities and the Convertible Debentures.

The fair values of the Company’s cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximate their carrying value, due to their short-term maturities or liquidity.

Fair Value Measurement

The Company classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 – quoted prices in active markets for identical assets or liabilities.
•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
•	Level 3 – inputs for the asset or liability that are not based on observable market data.

The Convertible Debentures are re-measured at fair value at each reporting date with any change in fair value recognized in profit or loss with the exception that under IFRS 9, the change in fair value that is attributable to change in credit risk is presented in other comprehensive income (Note 9). The Convertible Debentures are classified as Level 2.

As at March 31, 2020, the Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

(a)       Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments potentially subject to credit risk are cash and cash equivalents and amounts receivable. The Company holds cash and cash equivalents with large Canadian and Australian banks. Credit risk is concentrated as a large portion of the Company’s cash and cash equivalents is held at one financial institution. Management believes the risk of loss to be remote. The Company’s amounts receivable consists of input tax credits receivable from the Government of Canada and interest accrued on cash equivalents. Accordingly, the Company does not believe it is subject to significant credit risk.

(b)       Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company attempts to manage liquidity risk by maintaining sufficient cash and cash equivalent balances. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet short-term obligations. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at March 31, 2020, NexGen had cash and cash equivalents of $43,942,030 to settle accounts payable and accrued liabilities of $6,365,654.

(c)       Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices.

27

NEXGEN ENERGY LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (unaudited) FOR THE THREE MONTHS ENDED MARCH 31, 2020 & 2019

13.	FINANCIAL INSTRUMENTS (continued)

(i)       Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company holds its cash and cash equivalents in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on the estimated fair value of the Company’s cash and cash equivalent balances as of March 31, 2020. The Company manages interest rate risk by maintaining an investment policy for short-term investments. This policy focuses primarily on preservation of capital and liquidity. The Company monitors the investments it makes and is satisfied with the credit rating of its banks. The Convertible Debentures, in an aggregate principal amount of US$120 million, carry a fixed interest rate of 7.5% and hence, are not subject to interest rate fluctuations.

(ii)       Foreign Currency Risk

The functional currency of the Company and its subsidiaries is the Canadian dollar. The Company is affected by currency transaction risk and currency translation risk. Consequently, fluctuations of the Canadian dollar in relation to other currencies impact the fair value of financial assets, liabilities and operating results. Financial assets and liabilities subject to currency translation risk primarily include US dollar denominated cash and US dollar accounts payable and accrued liabilities. The Company maintains Canadian and US dollar bank accounts in Canada.

The Company is exposed to foreign exchange risk on its US dollar denominated Convertible Debentures. At maturity the US$120 million principal amount of the Convertible Debentures is due in full, and prior to then at a premium upon the occurrence of certain events, including a change of control. The Company holds sufficient US dollars to make all cash interest payments due under the Convertible Debentures until maturity but not to pay the principal amount. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/US dollar exchange rate that may make the Convertible Debentures more costly to repay.

(iii)       Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Accordingly, significant movements in the Company’s share price may affect the valuation of the Convertible Debentures which may adversely impact its earnings.

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatility. Future declines in commodity prices may impact the valuation of long-lived assets. The Company closely monitors commodity prices of uranium, individual equity movements, and the stock market to determine the appropriate course of action, if any, to be taken by the Company.

Sensitivity Analysis

As at March 31, 2020, the Company’s US dollar net financial liabilities were US$66,218,973. Thus a 10% change in the Canadian dollar versus the US dollar exchange rates would give rise to a $9,395,164 change in loss and comprehensive loss.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

14.	SEGMENT INFORMATION

The Company operates in one reportable segment, being the acquisition, exploration and development of uranium properties. All of the Company’s non-current assets are located in Canada.

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NEXGEN ENERGY LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (unaudited) FOR THE THREE MONTHS ENDED MARCH 31, 2020 & 2019

15.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash transactions during the three-month period ended March 31, 2020 included:

a)	At March 31, 2020, $2,069,434 of exploration and evaluation asset expenditures were included in accounts payable and accrued liabilities.

b)	The Right-of-use lease asset of $2,108,713 and related lease liability of $2,133,879 recorded in the three months ended March 31, 2020 were non-cash (see note 6).

c)	At March 31, 2020, $3,192,076 of interest expense related to the Convertible Debentures was included in the accounts payable and accrued liabilities.

d)	Share-based payments of $242,256 was included in exploration and evaluation assets (Note 5).

The significant non-cash transactions during the three-month period ended March 31, 2019 included:

a)	At March 31, 2019, $4,584,823 of exploration and evaluation asset expenditures and $10,542 of equipment expenditures were included in accounts payable and accrued liabilities.

b)	At March 31, 2019, $2,991,375 of interest expense related to the Convertible Debentures was included in the accounts payable and accrued liabilities.

c)	Share-based payments of $386,484 was included in exploration and evaluation assets (Note 5).

d)	The re-allocation upon exercise of stock options from reserves to share capital of $690,975.

16.       LOSS PER SHARE

Basic net income per share provides a measure of the interests of each ordinary common share in the Company’s performance over the year. Diluted net income per share adjusts basic net income per share for the effect of all dilutive potential common shares.

	March 31, 2020	March 31, 2019
Basic loss (profit) per share
Loss (profit) attributable to common shareholders	$9,937,465	$(7,233,642)
Weighted average number of common shares	360,250,571	351,660,160
Basic loss (profit) per share	$0.03	$(0.02)

Diluted loss (profit) per share
Loss (profit) attributable to common shareholders	$9,937,465	$(7,233,642)
Interest expense on convertible debentures	—	(2,991,375)
Mark to market gain on convertible debentures	—	15,957,439
Diluted Loss (profit) attributable to common shareholders	$9,937,465	$5,732,422

Weighted average number of common shares	360,250,571	351,660,160
Effect on conversion of convertible debentures	—	48,083,337
Weighted average number of common shares (diluted) at March 31	360,250,571	399,743,497
Diluted loss (profit) per common share	$0.03	$0.01

At March 31, 2020 and 2019, all options were excluded from the diluted weighted-average number of common shares because their effect would have been anti-dilutive.

17. SUBSEQUENT EVENTS

Subsequent to the period ended March 31, 2020, the Company has issued 200,000 common shares on the exercise of stock options, resulting in proceeds of $114,000, and 75,000 stock options expired unexercised.

29